UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
COREL CORPORATION
(Name of Subject Company)
COREL CORPORATION
(Name of Person Filing Statement)
COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)
21869X103
(CUSIP Number of Class of Securities)

Kris Hagerman
Chief Executive Officer
Corel Corporation
1600 Carling Ave
Ottawa, Ontario
Canada A6 K1Z 8R7
(650) 930-5826
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:

Barry J. Reiter	Joel I. Greenberg	Gregory C. Smith
Bennett Jones LLP	Kaye Scholer LLP	Woodside Counsel, P.C.
3400 One First Canadian Place	425 Park Avenue	203 Redwood Shores Parkway
Toronto Ontario	New York, NY 10022-3598	Redwood Shores, CA 94065
M5X 1A4 Canada	(212) 836-8201	(650) 632-1690
(416) 777-6500
     This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☑	c.	A tender offer.
☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$34,724,716.00	$1,937.64

*	Estimated for purposes of calculating the filing fee only. Calculated by multiplying (i) the sum of (A) 8,222,724, which is the difference between 25,905,422, the number of common shares, no par value (“Shares”), of Corel Corporation outstanding as of September 22, 2009, and 17,682,698, the number of Shares beneficially owned by Corel Holdings, L.P., (B) 447,767, which is the number of Shares issuable upon the exercise of outstanding options that are vested and exercisable as of September 30, 2009 with an exercise price less than $4.00 (“in-the-money” options), and (C) 10,688, which is the number of restricted stock units (“RSUs”) that are vested and exercisable as of September 30, 2009, by (ii) $4.00, which is the per Share tender offer price. The number of outstanding Shares is contained in Corel Corporation’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2009. The number of Shares issuable upon the exercise of “in-the-money” options, the weighted average exercise price for such options and the number of RSUs that are vested before September 30, 2009 are provided by Corel Corporation.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 2 for Fiscal Year 2010 issued by the Securities and Exchange Commission on September 28, 2009, by multiplying the transaction valuation by 0.0000558.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$1,937.64
Filing Party:	Corel Holdings, L.P.
Form or registration no.:	Schedule TO-T/A
Date Filed:	November 12, 2009

INTRODUCTION
     This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed by Corel Corporation, a Canadian corporation (the “Company”), the issuer of the common stock, no par value per share (“Shares”) that is subject to the Rule 13e-3 transaction. The filing person is the subject company. This Transaction Statement relates to the offer by Corel Holdings, L.P. (the “Offeror”), a holding company organized by VCP II International LLC, a manager of private equity funds (together with its affiliates, including the Offeror, “Vector”) in the Cayman Islands for the purpose of holding Shares, to acquire all of the issued and outstanding Shares not already owned by Vector for $4.00 per Share (such amount, or any different amount per Share offered pursuant to the Offer, the “Offer Price”), upon the terms and subject to the conditions specified in the Offer to Purchase dated October 28, 2009, (the “Offer to Purchase”) and the related Letter of Transmittal, each as originally filed with the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the U.S. Securities and Exchange Commission (the “SEC”) under cover of Schedule TO by Vector on October 28, 2009, and as amended and supplemented by the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the SEC under cover of Schedule TO/A (Amendment No. 1) by Vector on November 2, 2009, and as further amended and supplemented by the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the SEC under cover of Schedule TO/A (Amendment No. 2) by Vector on November 12, 2009 (the “Schedule TO”).
     The information contained in the Solicitation/Recommendation Statement on Schedule 14D-9, filed by the Company with the SEC on November 12, 2009, as amended and supplemented by the Solicitation/Recommendation Statement on Schedule 14D-9/A (Amendment No. 1) filed on November 16, 2009 (the “Schedule 14D-9”), copies of which is attached hereto as Exhibit (a)(2)(A) and (a)(2)(B), respectively, are incorporated by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9.
     The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Schedule TO and Schedule 14D-9 of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Schedule TO and Schedule 14D-9, including all annexes thereto, is incorporated by reference herein, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Schedule TO and Schedule 14D-9 and the annexes thereto. All information contained in this Transaction Statement concerning the Company or Vector has been provided by such person and not by any other person.

ITEM 1. SUMMARY TERM SHEET
Regulation M-A Item 1001
     The information set forth in the Offer to Purchase under the caption “Summary Term Sheet” is incorporated by reference herein.
ITEM 2. SUBJECT COMPANY INFORMATION
Regulation M-A Item 1002
     (a) Name and Address. The information set forth in “Item 1 — Subject Company Information” of the Schedule 14D-9 is incorporated by reference herein.
     (b) Securities. The information set forth in “Item 1 — Subject Company Information” of the Schedule 14D-9 is incorporated by reference herein.
     (c) Trading Market and Price. The information set forth in “The Offer — Price Range of Shares; Dividends” of the Offer to Purchase is incorporated by reference herein.
     (d) Dividends. The information set forth in “The Offer — Price Range of Shares; Dividends” of the Offer to Purchase is incorporated by reference herein.
     (e) Prior Public Offerings. None.
     (f) Prior Stock Purchases. The information set forth in “Item 6 — Interest in Securities of the Subject Company” of the Schedule 14D-9 is incorporated by reference herein.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON(S)
Regulation M-A Item 1003
     (a) Name and Address. The information set forth in “Item 1 — Subject Company Information” of the Schedule 14D-9 and in “The Offer — Certain Information Concerning the Purchaser and its Affiliates” and Schedule A of the Offer to Purchase is incorporated by reference herein. The filing person is the subject company. The address of the Company’s principal executive offices is 1600 Carling Avenue, Ottawa, Ontario, Canada K1Z 8R7, and the telephone number of the Company’s principal executive offices is (613) 728-0826. The executive officers of the Company are Kris Hagerman (CEO), Thomas Berquist (CFO) and Amanda Bedborough (EVP, Global Sales). The directors of the Company are Alexander Slusky, Daniel Ciporin, Steven Cohen, Barry Tissenbaum and Amish Mehta. The business address and phone number of the directors and executive officers is the same as that of the Company noted above, except for Amish Mehta and Alexander Slusky, whose business address is One Market Street, Steuart Tower, 23rd Floor, San Francisco, CA 94105 and whose telephone number is (415) 293-5000.
     (b) Business and Background of Entities. The information set forth in “Item 1 — Subject Company Information” and “Item 2 — Identity and Background of Filing Person” of the Schedule 14D-9 and “The Offer — Certain Information Concerning the Purchaser and its Affiliates” of the Offer to Purchase is incorporated by reference herein.
     During the past five years, the Company (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.
     (c) Business and Background of Natural Persons. The information set forth in Schedule A to the Offer to Purchase is incorporated by reference herein. Attached as Annex I is the name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of the Company.
During the past five years, to the best of the Company’s knowledge, none of the persons listed on Annex I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.
ITEM 4. TERMS OF THE TRANSACTION
Regulation M-A Item 1004
     (a) (1) Material Terms (Tender Offers). The information set forth in “Item 8 — Additional Information to be Furnished” of the

Schedule 14D-9 and in the “Summary Term Sheet”; “Introduction”; “The Offer — Terms of the Offer”; “The Offer — Acceptance for Payment and Payment”; “The Offer — Procedures for Tendering Shares”; “The Offer — Withdrawal Rights”; “The Offer — Certain U.S. Federal Income Tax Consequences for U.S. Holders”; “The Offer — Certain Canadian Federal Income Tax Considerations”; “The Offer — Dividends and Distributions” and “The Offer — Conditions of the Offer” of the Offer to Purchase is incorporated by reference herein.
     (a) (2) Material Terms (Mergers or Similar Transactions). Not applicable.
     (c) Different Terms. Not applicable.
     (d) Appraisal Rights. The information set forth in “Item 8 — Additional Information to be Furnished” of the Schedule 14D-9 and “Special Factors — Acquisition of Shares Not Tendered in the Offer; Dissenters’ Rights” of the Offer to Purchase is incorporated by reference herein.
     (e) Provisions for Unaffiliated Security Holders. The Company has made no arrangements in connection with the Offer to provide holders of Shares access to its corporate files or to obtain counsel or appraisal services at its expense.
     (f) Eligibility for Listing or Trading. Not applicable.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Regulation M-A 1005
     (a) Transactions. The information set forth in “Item 3 — Past Contacts, Transactions, Negotiations and Agreements” and “Item 4 — The Solicitation or Recommendation” of the Schedule 14D-9 and in “Special Factors — Background of the Offer; Past Contacts or Negotiations with the Company”; “Special Factors — Transactions and Arrangements Concerning the Shares”; and “Special Factors — Related Party Transactions” of the Offer to Purchase is incorporated by reference herein.
     (b) - (c) Significant Corporate Events; Negotiations or Contacts. The information set forth in “Item 3 — Past Contacts, Transactions, Negotiations and Agreements” and “Item 4 — The Solicitation or Recommendation” of the Schedule 14D-9 and in “Special Factors— Background of the Offer; Past Contacts or Negotiations with the Company”; “Special Factors— Transactions and Arrangements Concerning the Shares”; and “Special Factors— Related Party Transactions” of the Offer to Purchase is incorporated by reference herein.
     (e) Agreements Involving the Subject Company’s Securities. The information set forth in “Item 3 — Past Contacts, Transactions, Negotiations and Agreements” of the Schedule 14D-9 is incorporated by reference herein.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
Regulation M-A Item 1006
     (b), (c)(1)-(8) Use of Securities Acquired; Plans. The information set forth in “Item 7—Purposes of the Transaction and Plans or Proposals” of the Schedule 14D-9 and in “Summary Term Sheet”; “Introduction” and “Special Factors — Purpose of and Reasons for the Offer; Plans for the Company after the Offer and the Second-Step Acquisition” of the Offer to Purchase is incorporated by reference herein.
ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS
Regulation M-A Item 1013
     (a) - (c) Purposes, Alternatives, Reasons. The information set forth in “Item 4 — The Solicitation or Recommendation” of the Schedule 14D-9 and “Summary Term Sheet”; “Introduction”; “Special Factors — Purpose of and Reasons for the Offer; Plans for the Company after the Offer and the Second-Step Acquisition” of the Offer to Purchase is incorporated by reference herein.
     (d) Effects. The information set forth in “Item 8 — Additional Information to be Furnished” of the Schedule 14D-9 and the sections of the Offer to Purchase entitled “Summary Term Sheet”; “Introduction”; “Special Factors — Purpose of and Reasons for the Offer; Plans for the Company after the Offer and the Second-Step Acquisition.”; “Special Factors — Acquisition of Shares Not Tendered in the Offer; Dissenters’ Rights”; “ Special Factors — Possible Effects of the Offer and the Second-Step Acquisition on the Market for the Shares; Nasdaq and TSX Listing; Registration under the Exchange Act”; “Special Factors — Interests of Certain Persons in the Offer”; “The Offer — Certain U.S. Federal Income Tax Considerations for U.S. Holders”; “The Offer — Certain Canadian Federal Income Tax Considerations” and “The Offer — Possible Effects of the Offer on the Market for the Shares; Nasdaq and TSX Listing; Registration under the Exchange Act; Margin Regulations” is incorporated by reference herein.
ITEM 8. FAIRNESS OF THE TRANSACTION
Regulation M-A 1014

     (a) Fairness. The information set forth in “Item 4 — The Solicitation or Recommendation” of the Schedule 14D-9 is incorporated by reference herein.
     (b) Factors Considered in Determining Fairness. The information set forth in “Item 4 — The Solicitation or Recommendation” of the Schedule 14D-9 is incorporated by reference herein.
     (c) Approval of Security Holders. The Offer is structured so that at least a majority of the aggregate number of outstanding Shares (calculated on a fully-diluted basis as of the date the Shares are accepted for payment pursuant to the Offer) not beneficially owned by Vector and its affiliates must tender their Shares before any Shares can be purchased in the Offer.
     (d) Unaffiliated Representative. The information set forth in “Item 4 — Solicitation Recommendation; Background of the Offer; Reasons for the Special Committee Recommendation” of the Schedule 14D-9 is incorporated by reference herein.
     (e) Approval of Directors. The information set forth in “Item 4 — The Solicitation or Recommendation” of the Schedule 14D-9 is incorporated by reference herein.
     (f) Other Offers. None.
ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS
Regulation M-A Item 1015
     (a) Report, Opinion or Appraisal. The information set forth in “Item 4 — The Solicitation or Recommendation” and “Item 5 — Persons/Assets, Retained, Employed, Compensated or Used” of the Schedule 14D-9 is incorporated by reference herein.
     (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in “Item 4 — The Solicitation or Recommendation” and “Item 5 — Persons/Assets, Retained, Employed, Compensated or Used” of the Schedule 14D-9 is incorporated by reference herein.
     (c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of shares of the Company’s common stock or representative of the interested holder who has been so designated in writing.
ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION
Regulation M-A Item 1007
     (a) Source of Funds. The information set forth in “The Offer — Source and Amount of Funds” and “The Offer — Fees and Expenses” of the Offer to Purchase is incorporated by reference herein.
     (b) Conditions. Not applicable.
     (c) Expenses. The information set forth in “The Offer — Fees and Expenses” of the Offer to Purchase is incorporated by reference herein with respect to the estimated fees and expense borne by Vector, and “Item 5 — Person/Assets, Retained, Employed, Compensated or Used” of the Schedule 14D-9 is incorporated by reference herein with respect to the estimated fees and expenses borne by the Company.
     (d) Borrowed Funds. Not applicable.
ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
Regulation M-A Item 1008
     (a) Securities Ownership. The information set forth in “Item 3 — Past Contacts, Transactions, Negotiations and Agreements” and Annex I of the Schedule 14D-9, “Special Factors — Transactions and Arrangements Concerning the Shares” and Schedule B of the Offer to Purchase, and Item 12 of the Company’s Form 10-K for the year ended December 31, 2008 is incorporated by reference herein.
     (b) Securities Transactions. The information set forth in “Item 6 — Interests in Securities of the Subject Company” of the Schedule 14D-9 and in “Special Factors — Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated by reference herein.
ITEM 12. THE SOLICITATION OR RECOMMENDATION
Regulation M-A Item 1012
     (d) - (e) Intent to Tender or Vote in a Going-Private Transaction; Recommendations of Others. The information set forth in “Item 4 — The Solicitation or Recommendation” of the Schedule 14D-9 is incorporated by reference herein.

ITEM 13. FINANCIAL INFORMATION
Regulation M-A Item 1010
     (a) Financial Statements. The information set forth in “The Offer — Certain Information Concerning the Company” of the Offer to Purchase is incorporated by reference herein.
     (b) Pro Forma Information. Not applicable.
ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
Regulation M-A Item 1009
     (a) - (b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in “Item 5 — Persons/ Assets Retained, Employed, Compensated or Used” of the Schedule 14D-9 is incorporated by reference herein. The Company has not retained any other persons, including a proxy solicitor or information agent, in connection with the Offer and the transactions contemplated thereby. Reference is further made to the information set forth in the Offer to Purchase under “The Offer — Fees and Expenses” with respect to the persons employed or retained by Vector.
ITEM 15. ADDITIONAL INFORMATION
Regulation M-A Item 1011
     (b) Other Material Information. The information set forth in “Item 8 — Additional Information to be Furnished” of the Schedule 14D-9 and in “The Offer — Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated by reference herein.
ITEM 16. EXHIBITS

Exhibit No.	Description
(a)(2)(i)	Solicitation/Recommendation Statement on Schedule 14D-9 filed by Corel Corporation, dated and filed on November 12, 2009.

(a)(2)(ii)	Solicitation/Recommendation Statement on Schedule 14D-9/A (Amendment No. 1) filed by Corel Corporation, dated and filed on November 16, 2009.

(a)(5)(i)	Press Release of Corel Corporation, dated October 29, 2009 (incorporated by reference to Exhibit (a)(5)(i) to the Schedule 14D-9 filed by Corel Corporation on November 12, 2009)

(a)(5)(ii)	Press Release of Corel Corporation, dated November 12, 2009 (incorporated by reference to Exhibit (a)(5)(ii) to the Schedule 14D-9 filed by Corel Corporation on November 12, 2009)

(a)(5)(iii)	Press Release of Corel Corporation, dated November 16, 2009 (incorporated by reference to Exhibit (a)(5)(i) to the Schedule 14D-9/A filed by Corel Corporation on November 16, 2009)

(a)(5)(iv)	Item 12 of Corel Corporation’s Form 10-K for the year ended December 31, 2008 (incorporated by reference to the Form 10-K filed by Corel Corporation on February 9, 2009)

(b)	Not applicable

(c)(1)	Fairness opinion of Genuity Capital Markets, dated November 15, 2009 (incorporated by reference to Annex 2 to the Schedule 14D-9/A filed by Corel Corporation on November 16, 2009)

(c)(2)	Materials presented by Genuity Capital Markets to the Designated Directors on November 12, 2009 (filed herewith)

(c)(3)	Materials presented by Genuity Capital Markets to the Designated Directors on November 15, 2009 (filed herewith)

(d)	None

(f)	Reference is made to Section “Special Factors—Section 4—Acquisition of Shares Not Tendered in the Offer; Dissenters’ Rights” of the Offer to Purchase, filed as Exhibit (a)(1)(i) to the Schedule TO-T filed by Corel Holdings, L.P. on October 28, 2009)

SIGNATURES
     After due inquiry and to the best knowledge of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

COREL CORPORATION
By	/s/ Kris Hagerman
Kris Hagerman
Chief Executive Officer

Dated: November 16, 2009

Annex I
     Daniel T. Ciporin became a member of the Company’s Board in April 2007. He previously served as Chairman and Chief Executive Officer of Shopping.com from 1999 until its acquisition by eBay in June 2005. Between 2005 and 2007 Mr. Ciporin performed consultant services. Mr. Ciporin currently serves on the board of directors at Primedia, a publicly traded company, in addition to serving as a senior advisor and consultant to a variety of high growth private companies and boards. In March 2007, Mr. Ciporin joined Canaan Partners. Mr. Ciporin is a citizen of the United States.
     Steven Cohen became a member of the Company’s Board in January 2006. He has served in various capacities at Teknion Corporation since February 2001 and is currently Teknion Corporation’s Senior Vice President, Corporate Development. He is also a Director and Chairman of the compensation committee of Pele Mountain Resources Inc., a junior exploration company listed on the TSX Venture Exchange. Mr. Cohen is a citizen of Canada.
     Barry A. Tissenbaum became a member of the Company’s Board in May 2009. He is currently a corporate director and consultant with B.A.T. Consulting since 2005. He is a board member, audit committee chairman and compensation committee member of Medworxx Solutions Inc. since 2006; a board member, audit committee member and compensation committee member of Northstar Healthcare Inc. since 2007; a member of the Investment Review Committee of Faircourt Asset Management Inc. since 2008; and an advisory board member of numerous private companies. Mr. Tissenbaum was a board member, audit committee chairman and compensation committee member of Universal Energy Group Ltd. and from 2007 to 2009. From 1991 to 2005, Mr. Tissenbaum was a partner at Ernst & Young LLP. Mr. Tissenbaum is a citizen of Canada.
     Amish Mehta became a member of the Corporation’s Board in January 2006. He served as the Company’s interim President and Chief Executive Officer from November 2003 to June 2005. He has been at Vector Capital since August 2002. Mr. Mehta is a citizen of the United States.
     Alexander Slusky has been a member of the Corporation’s Board since August 2003 and has served as managing partner of Vector Capital since its inception in 1997. Mr. Slusky was a member of the board of directors of Phase2 Media, Inc. when it filed for reorganization on July 18, 2001 under Chapter 11 of title 11 of the U.S. Bankruptcy Code. Mr. Slusky is a citizen of the United States.
     Kris Hagerman has been the Chief Executive Officer of the Company since August 2009. Prior to his employment as the Chief Executive Officer of the Company, Mr. Hagerman was the interim Chief Executive Officer of the Company. Mr. Hagerman was a Senior Advisor at Vector from March 2008 to May 2008; he was Group President for Data Center Management at Symantec from March 2006 to November 2007 and he was Senior Vice President Storage and Server Management Group at Symantec and Executive Vice President of Storage and Server Management Group at Veritas from 2005 to 2007. Mr. Hagerman is a citizen of the United States.
     Amanda Bedborough has been the Executive Vice President, Global Sales of the Company since 2003. Ms. Bedborough is a citizen of the United Kingdom.
     Tom Berquist has been the Chief Financial Officer of the Company since August 2009. Mr. Berquist was the Chief Executive Officer of Ingres Corporation from February 2006 to September 2009 and was the Managing Director of Software Equity Research at Citigroup from July 2003 to February 2006. Mr. Berquist is a citizen of the United States.